SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

VAPOR CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))
Series A Warrants
(Title of Class of Securities)
922099114
(CUSIP Number of Class of Securities)

Jeffrey Holman
Chief Executive Officer
Vapor Corp.
3800 North 28th Way
Hollywood, Florida 33020
(888) 766-5351

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Martin T. Schrier
Ellen Canan Grady
Cozen O’Connor
Southeast Financial Center
200 South Biscayne Blvd., Suite 4410
Miami, Florida 33131
(305) 704-5940

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,097,673	$822.62

* Estimated solely for purposes of calculating the amount of the filing fee, based on Vapor Corp. (the “Company”)’s purchase of up to 32,262,152 of the Company’s outstanding Series A Warrants at the tender offer price of $0.22 in cash per Series A Warrant.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Exchange Act, equals $115.90 per $1,000,000 of the transaction value.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,151.84

Form of Registration No.: 333-208481

Filing Party: Vapor Corp.

Date Filed: December 11, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on December 21, 2016 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by Vapor Corp., a Delaware corporation (“Vapor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 7, 2016. The Schedule TO relates to the Company’s offer to all holders of the Company’s outstanding Series A Warrants (the “Series A Warrants”), to purchase up to 32,262,152 in the aggregate Series A Warrants for $0.22 in cash per Series A Warrant, upon and subject to the terms and conditions set forth in the Company’s Offer to Purchase, dated December 7, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), (the Offer to Purchase and the Letter of Transmittal, together, as they may be amended or supplemented from time to time, constitute the “Offer”).

The Schedule TO, as amended by this Amendment No. 1, is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Only those items set forth below in this Amendment No. 1 are amended or supplemented. Except as specifically provided herein, the information set forth in the Schedule TO, the Offer to Purchase and the Related Letter of Transmittal remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The first sentence of the second paragraph on the inside front cover of the Offer to Purchase is hereby deleted and replaced with the following:

“All Series A Warrants are currently held in book-entry form through DTC and, as described in Section 6 of this Offer to Purchase, in order for a holder of Series A Warrants to tender their Series A Warrants pursuant to the Offer, the Series A Warrants (by book entry transfer), and a duly executed Letter of Transmittal (or a facsimile thereof), together with any signature guarantees and any other document required by the Instructions to the Letter of transmittal or an “Agent’s Message” in lieu thereof, must be received by the Depositary prior to the Expiration Date. See Section 6. There are no guaranteed delivery procedures available with respect to the Offer under the terms of the Offer to Purchase or any related Notice of Guaranteed Delivery or other related materials for this Offer. You may accept the Offer only by tendering Series A Warrants (by book entry transfer) and the related Letter of Transmittal prior to the Expiration Date in accordance with the procedures set forth in this Offer to Purchase. See Section 6.”

Section 6 of the Offer to Purchase is hereby amended and supplemented to add the following new paragraph immediately after the third paragraph under the heading “General” in “Section 6. Procedures for Participating in the Offer.”

“There are no guaranteed delivery procedures available with respect to the Offer under the terms of this Offer to Purchase or any related Notice of Guaranteed Delivery or other related materials for this Offer. You may accept the Offer only by tendering Series A Warrants (by book entry transfer) and the related Letter of Transmittal prior to the Expiration Date in accordance with the procedures set forth in this Section 6 of the Offer to Purchase.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

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Exhibit Number	Description

(a)(5)(C)	Press Release dated December 21, 2016 filed on December 21, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VAPOR CORP.

By:	/s/ Jeffrey Holman
Jeffrey Holman
Chief Executive Officer

Date:	December 21, 2016

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated December 7, 2016.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.
(a)(1)(D)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.
(a)(5)(A)	Press Release dated December 6, 2016 filed on December 6, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(B)	Press Release dated December 7, 2016 filed on December 7, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(a)(5)(C)	Press Release dated December 21, 2016 filed on December 21, 2016 as Exhibit 99.1 to our Current Report on Form 8-K and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Form of Series A Warrant filed on July 10, 2015 as an exhibit to our Registration Statement on Form S-1/A (File No. 333- 204599) and incorporated herein by reference.
(d)(2)	Specimen certificate evidencing shares of Common Stock filed on December 31, 2013 as an exhibit to our Current Report on Form 8-K dated December 31, 2013 and incorporated herein by reference.
(d)(3)*	Depositary Agreement by and between Vapor Corp. and Equity Stock Transfer, LLC
(g)	Not applicable
(h)	Not applicable.

* Previously filed.

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